Exhibit (a)(17)

ISSUED ON BEHALF OF REED INTERNATIONAL PLC and ELSEVIER NV

REED ELSEVIER INC EXTENDS HARCOURT TENDER OFFER

NEW YORK (June 1, 2001) Reed Elsevier Inc. ("Reed Elsevier") today announced an extension of the expiration date of its tender offer for all outstanding shares of common stock, par value $1.00 per share and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of Harcourt General, Inc. (NYSE: H) ("Harcourt") from 12:00 midnight, New York City time on Monday, June 4, 2001 until 12:00 midnight, New York City time on Monday, June 18, 2001.

The offer is being extended to accommodate the continuing regulatory review process. Reed Elsevier may further extend the offer in due course.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on May 31, 2001, approximately 24,175,531 shares of common stock and approximately 536,350 shares of series A cumulative convertible stock of Harcourt had been validly tendered and not withdrawn pursuant to the offer.

The offer will expire at 12:00 midnight, New York City time on June 18, 2001, unless the offer is extended.

Reed Elsevier also announced that it has reserved the right to determine whether or not to provide Harcourt shareholders a further opportunity to tender their shares after the expiration of the offer and after shares tendered prior to the expiration date are purchased by Reed Elsevier. If Reed Elsevier elects to implement such a subsequent offering period, shareholders who fail to tender prior to the expiration date will have a further opportunity (for a period of from three to twenty business days in length, to be determined by Reed Elsevier), beginning after expiration of the offer, in which to tender, but not withdraw, their shares and receive the same price paid in the offer. The implementation of any subsequent offering period will neither delay nor extend the expiration date of the offer nor delay or otherwise affect the timing of the purchase of and payment for shares tendered prior to the expiration date pursuant to the offer. There can be no assurance that Reed Elsevier will decide to implement a subsequent offering period. If Reed Elsevier decides to implement a subsequent offering period it will make a public announcement no later than 9:00 a.m., New York City time, on the next business day after the expiration date.

For further information, please contact MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.